SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on September 6, 2005, Rule 2.10 announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: September 7, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Scottish Power plc (“Scottish Power”)

Rule 2.10 Announcement

Relevant Securities in Issue

Scottish Power announces, in accordance with Rule 2.10 of The City Code on Takeovers and Mergers, that as at the close of business on 5 September 2005 it had the following securities in issue:

Ordinary share capital of 1,869,031,160 shares of 50 pence each (“ordinary shares”). The ISIN reference number for these securities is GB0006900707.

US$ perpetual subordinated convertible bonds totalling $700 million in aggregate (“convertible bonds”). The ISIN reference number for these securities is XS0171196727.

Contact Details

Jennifer Lawton	Head of Investor Relations	0141 636 4527
Simon McMillan	UK Media Relations Manager	0141 566 4875